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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FUTU INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 UNIVERSITY AVENUE, SUITE 100
(No. and Street)

PALO ALTO	CA	94301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Chan (650) 798-5700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wing Kei Chan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUTU INC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PLEASE SEE NOTARY ATTACHMENT

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Santa Clara)

On Feb 27th 2022 before me, PEGGY YEUNG, NOTARY PUBLIC,
Date *Here Insert Name and Title of the Officer*

personally appeared Wing Kei Chan
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

PEGGY YEUNG
COMM. #2215918
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Oct. 24, 2021

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited report
Document Date: ________ Number of Pages: 2
Signer(s) Other Than Named Above: ________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ________
☐ Corporate Officer — Title(s): ________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ________
Signer Is Representing: ________

Signer's Name: ________
☐ Corporate Officer — Title(s): ________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ________
Signer Is Representing: ________

FUTU Inc.

Financial Statements and Supplemental Notes
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year Ended December 31, 2019

Contents

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Futu Inc.,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Futu Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "balance sheet"). In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's balance sheet based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the balance sheet, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the balance sheet. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2019.

New York, New York
February 28, 2020

FUTU Inc.

Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	1,919,324
Customer control reserve account		100,000
Deposit with clearing organization		197,439
Marketable securities, at fair value (Cost $2,326)		2,311
Fixed assets, net		63,269
Security deposits		63,650
Affiliate receivables		43,183
Customer omnibus account and other customer debit balances		2,016,810
Prepaid expenses and other assets		86,611
Right of use Asset		294,068
Total Assets	**$**	**4,786,665**

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses		160,490
Payable to customers and other customer credit balances		2,030,715
Lease Liability		301,450
Total Liabilities	**$**	**2,492,655**
Shareholder's Equity		
Capital stock, $.0001 par value; 2,000 shares authorized		
1,900 shares issued and outstanding		2
Additional paid in capital		5,049,998
Accumulated deficit		(2,755,990)
Total Shareholder's Equity		**2,294,010**
Total Liabilities and Shareholder's equity	**$**	**4,786,665**

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
For the Period January 1, 2019 to December 31, 2019

Note 1: ORGANIZATION AND NATURE OF BUSINESS

Futu Inc (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA on January 19, 2018. The Company was formed in the State of Delaware on December 17, 2015.

Note 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

□ Broker or dealer retailing corporate securities
□ Put or call broker or dealer
□ Broker or dealer that offers or engages in on-line/electronic trading
□ Underwriter or selling group participant

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk - The Company's cash is on deposit at three financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition – The Company recognizes revenue in accordance with FASB ASC Topic 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Concession Fees - The Company conducts initial public offerings ("IPOs") on a best efforts basis resulting in IPO concessions earned on customer transactions allocated. Concession Fees are recorded on a trade-date basis, the date of the pricing of the issue.

Commission and Clearing Income - The Company receives commissions for executing and clearing customer transactions. Under ASC 606, commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The Company has adopted FASB ASC 320, Investments - Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Notes to Financial Statements
For the Period January 1, 2019 to December 31, 2019

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is calculated using a straight-line method.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.
Income Taxes - The Company accounts for its income taxes in accordance with F ASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company recognizes the benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The evaluation of an uncertain tax position is based on factors that include, but are not limited to, changes in the tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, and changes in facts or circumstances related to a tax position. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could impact our tax provision in future periods. Interest and penalty charges, if any, related to the unrecognized tax benefits would be classified as a provision for income tax in the statement of income.

Note 3. INVESTMENTS, AT FAIR VALUE

Investments, at fair value consist of funds traded on NASDAQ. Marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2019, these securities are carried at their fair market value of $2,311. The accounting for the mark-to-market on proprietary account is included in the Statement of Operations as net investment gain of $664

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

Fixed Asset	Balance	Useful Life	Principal Method
Computer Equipment	$ 56,417	2 Years	Straight-line
Company Automobile	57,398	5 Years	Straight-line
Less: Accumulated Depreciation	(50,546)		
Fixed assets, net	$ 63,269		

Depreciation expense for the year ended December 31, 2019 was $32,544.

Note 5: FAIR VALUE MEASUREMENT- ACCOUNTING PRONOUNCEMENT

The Company follows FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Notes to Financial Statements
For the Period January 1, 2019 to December 31, 2019

Note 5: FAIR VALUE MEASUREMENT- ACCOUNTING PRONOUNCEMENT (Continued)
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 -Quoted prices in an active market for identical assets or liabilities;
Level 2 -Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;
Level 3 -Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Assets	Fair Value	Level 1	Level 2	Level 2
Marketable Securities	$ 2,311	$ 2,311	$ -	$ -
Total Fair Value	$ 2,311	$ 2,311	$ -	$ -

Note 6: INCOME TAXES

The Company has available at December 31, 2019, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a net deferred tax asset of approximately $655,573, that expires in years beginning in 2038. As of December 31, 2019 the Company recognized a full valuation allowance in the amount of $655,573 due to the uncertainty of its ultimate utilization.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, the IRS has not proposed any adjustment to the Company's tax position.

Note 7: RELATED PARTY TRANSACTIONS

The Company receives services and technology from other companies ("Affiliates") which are controlled by common ownership. The common ownership in the related party transactions is the sole shareholder of the Company. During the year ended December 31, 2019, the Company paid $83,285 for services and technologies provided by these Affiliates. This amount is included in Technology and Software expense on the accompanying Statement of Operations.

The Company has paid legal invoices on behalf of the Affiliates for various business expansion expenses for which the Company was invoiced directly on their behalf. The Affiliate is responsible for the reimbursement of these fees paid. At December 31, 2019, the receivable from related parties amounts to $43,183.

Note 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2019, the Company had net capital, as defined, of $2,032,516 which was $1,782,516 in excess of its required net capital of $250,000.

Notes to Financial Statements
For the Period January 1, 2019 to December 31, 2019

Note 9 – LEASE ACCOUNTING

Effective January 1, 2019 the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency requiring the recognition of right to use assets and lease liabilities represents a change from previous US GAAP requirements, which do not require lease assets and leas liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significant changed from previous US GAAP requirements.

On January 1, 2019 the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally any leases entered into during the year were also required to be recognized and measured. In applying ASC 842, the Company made an accounting policy election to not implement the right of use assets and lease liabilities relating to short term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining lease liabilities.

The Company leases office space under a non-cancelable operating lease expiring August 31, 2020 was extended to August 31, 2021. The Company entered into a lease in 2018 for additional space, lease 2, in which the new lease commences on February 2019. At December 31, 2019, the future minimum lease payments under the lease agreement were as follows:

Year ending December 31,	Lease 1	Lease 2	Total
2020	$ 95,856	$ 90,452	$ 186,308
2021	65,168	62,037	127,205
Total Minimum Lease Payments	$ 161,024	$ 152,489	$ 313,513

Rent expense for the year ended December 31, 2019 is $181,024.

The Company implemented ASC 842 using the modified retrospective approach. The Company elected to use a rate of 4.75% as its incremental borrowing rate in determining the present value of the right of use asset and lease liability. In addition, at January 1, 2019, there was no impact to members' equity upon adoption. The following table represents the Company's lease right-of-use assets and lease liabilities on the statement of financial condition. The calculated amounts of the lease right-of-use assets and lease liabilities in the table below are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments.

Assets	
Lease right-of-use assets	$294,068
Liabilities	
Lease liabilities	$301,450

Note 10 - SUBSEQUENT EVENTS

The Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 28, 2020, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

FUTU Inc.

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2019

FUTU Inc.

DECEMBER 31, 2019

Table of Contents

bakertilly

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Futu, Inc.
New York, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Futu, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

> Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.

> Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2019 with amounts reported in the Form SIPC-7 for the year ended December 31, 2019, noting no differences.

> Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences.

> Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

> Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 28, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69739 FINRA DEC
FUTU INC
720 UNIVERSITY AVE STE 100
PALO ALTO, CA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicolette Denney 760-815-1817

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 667.67
   B. Less payment made with SIPC-6 filed (**exclude interest**) (531.11)
   7-11-2019
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 119.88
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $119.88
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
   Total (must be same as F above) $ 184.92 -119.88 = 65.04 overpayment
   H. Overpayment carried forward $(65.04)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Futu Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 26 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2019
and ending December 31,2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$631,362
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	137,876
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Savings Account Interest (Deductions in excess of $100,000 require documentation)	48,372
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	186,248
2d. SIPC Net Operating Revenues	$445,114
2e. General Assessment @ .0015	$668

(to page 1, line 2.A.)